April 13, 2005

via U.S. mail and facsimile

William R. Pracht
President
East Kansas Agri-Energy, L.L.C.
P.O. Box 225
2101/2 East 4th Avenue
Garnett, Kansas 66093

Re:	Draft Supplemental Sales Material received March 1, 2005
      File No.: 333-121323

Dear Pracht,

      We have reviewed the materials you provided and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Sales Material

1. Item 19 of Industry Guide 5 states that the sales material should present a balanced discussion of both the risk and reward. Thus, for example, when you talk about the increasing demand for ethanol, you should note the dependence on and the potential loss of favorable tax benefits. The sales material should be balanced so that whenever a benefit is claimed, the corresponding detriment is described as well.
Please revise all of the sales material in accordance with this principle.

2. We are unable to locate in the prospectus, all of the figures and statistics that you refer to in the sales materials. For example, we are unable to locate in the prospectus, the information regarding Sorghum and Corn Production within 50 Miles of Garnett, Kansas. The sales material cannot contain information that is different from or not in the prospectus. Please revise the sales materials as appropriate or help us understand how this information is consistent with the prospectus.

Closing Comments

      As appropriate, please amend your sales materials in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct questions to Craig Slivka at (202) 942-7470 or the undersigned at (202) 942-1950.

							Sincerely,


							Jennifer Hardy
							Branch Chief


cc: 	William E. Hannigan, Esq.
	Fax (515) 283-0231
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE